Filed Pursuant to Rule 433
Registration No. 333-172698
May 12, 2011

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 12, 2011)

Issuer:	Gulf Power Company
Security:	Series 2011A 5.75% Senior Notes due June 1, 2051
Expected Ratings:*	A3/A/A (Moody’s/Standard & Poor’s/Fitch)
Size:	$125,000,000
Price:	$25.00
Maturity Date:	June 1, 2051
Optional Redemption Terms:	Callable in whole or in part any time on or after May 18, 2016 at par
Coupon:	5.750%
CUSIP Number:	402479 745
Interest Payment Dates:	March 1, June 1, September 1 and December 1 of each year beginning September 1, 2011
Format:	SEC Registered
Expected Listing:	NYSE
Trade Date:	May 12, 2011
Expected Settlement Date:	May 18, 2011 (T+4)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Gulf Power Company collect at 1-404-506-0791, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Morgan Stanley & Co. Incorporated toll-free at 1-800-584-6837 (retail investors), UBS Securities LLC toll free at 1-877-827-6444, extension 561-3884 or Wells Fargo Securities, LLC toll-free at 1-800-326-5987.